Filed Pursuant to Rule 433

Registration Nos. 333-183052,

333-183052-01, and 333-183052-02

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

May 30, 2013

Issuer:  Florida Power & Light Company

Designation:	First Mortgage Bonds, 2.75% Series due June 1, 2023
Registration Format:	SEC Registered
Principal Amount:	$500,000,000
Date of Maturity:	June 1, 2023
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning December 1, 2013
Coupon Rate:	2.75%
Price to Public:	99.619% of the principal amount thereof
Benchmark Treasury:	1.75% due May 15, 2023
Benchmark Treasury Yield:	2.114%
Spread to Benchmark Treasury Yield:	68 basis points
Reoffer Yield:	2.794%
Trade Date:	May 30, 2013
Settlement Date:*	June 5, 2013 (T+4)
Redemption:

Redeemable at any time prior to December 1, 2022, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after December 1, 2022, at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN Number:	341081 FJ1/ US341081FJ12

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Aa3” (stable)
Standard & Poor’s Ratings Services	“A” (stable)
Fitch Ratings	“AA-” (stable)

Joint Book-Running Managers:

Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of

BB&T Securities, LLC

CIBC World Markets Corp.

DNB Markets, Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

___________________

*      It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about June 5, 2013, which will be the fourth business day following the date of pricing of the First Mortgage Bonds.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+4, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**    A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated May 30, 2013.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC  toll-free at 1-866-718-1649, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786, TD Securities (USA) LLC toll-free at 1-855-495-9846 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.